SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                         Petrie Stores Liquidating Trust
                                (Name of Issuer)

                          Units of Beneficial Interest
                         (Title of Class of Securities)

                                    716437108
                                 (Cusip Number)

                                 David C. Haley
                              HBK Investments L.P.
                           777 Main Street, Suite 2750
                            Fort Worth, Texas  76102
                                 (817) 870-6100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 18, 1997
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       Name of Reporting Person:

         HBK Investments L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only


4.       Source of Funds: WC and OO (See Item 3) (1)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                /   /
6.       Citizenship or Place of Organization: Delaware

              7.   Sole Voting Power: 2,939,653 (1)(2)
Number of
Shares
Beneficially  8.   Shared Voting Power: 2,918,000 (2)(3)
Owned By
Each
Reporting          9.   Sole Dispositive Power: 2,939,653 (1)(2)
Person
With
              10.  Shared Dispositive Power: 2,918,000 (2)(3)

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         5,857,653 (1)(3)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 11.2%

14.      Type of Reporting Person: PN

----------------------------
(1) The Units of Beneficial Interests were purchased by HBK Securities Ltd. HBK Investments L.P. has sole voting and dispositive power over these Units pursuant to an Investment Management Agreement with HBK Securities Ltd. Accordingly, HBK Securities Ltd. has no beneficial ownership of such shares.

(2) Power is exercised by its general partner, HBK Partners II L.P., whose general partner is HBK Management L.L.C.

(3)      Represents Units of Beneficial Interest purchased by HBK Finance
         L.P.   HBK Investments L.P. has shared voting and dispositive power over these Units pursuant to an Amended and Restated Management Agreement.

1.       Name of Reporting Person:

         HBK Main Street Investments L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only


4.       Source of Funds: WC and OO (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6.       Citizenship or Place of Organization: Delaware


              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially  8.   Shared Voting Power:  -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         -0-

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 0.0%

14.      Type of Reporting Person: PN

1.       Name of Reporting Person:

         HBK Finance L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only


4.       Source of Funds: WC and OO (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6.       Citizenship or Place of Organization: Delaware


              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially  8.   Shared Voting Power:  2,918,000 (1)
Owned By
Each
Reporting          9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power: 2,918,000 (1)

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         2,918,000

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 5.6%

14.      Type of Reporting Person: BD

----------------------------
(1) Power is exercised by its general partner, HBK Fund L.P., whose general partner is HBK Capital L.P., whose general partner is HBK Partners I L.P., whose general partner is HBK Management L.L.C. Power is shared with HBK Investments L.P. pursuant to an Amended and Restated Management Agreement.

         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend the Schedule 13D Statement of HBK Investments L.P. dated April 1, 1996, as amended by Amendment No. 1 dated September 16, 1996, Amendment No. 2 dated October 4, 1996, Amendment No. 3 dated December 10, 1996 and Amendment No. 4 dated February 25, 1997 (the "Schedule 13D"), relating to the Units of Beneficial Interest of Petrie Stores Liquidating Trust. Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

ITEM 1.  SECURITY AND ISSUER.

         No material change.

ITEM 2.  IDENTITY AND BACKGROUND.

         Paragraph 2(a) of Item 2 is hereby partially amended by adding at the end thereof the following:

         On March 25, 1997, Main Street ceased to be a Reporting Person.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended in its entirety to read as follows:

         The source and amount of the funds used or to be used by each of the Reporting Persons to purchase the Units are set forth below.

         REPORTING PERSON    SOURCE OF FUNDS          AMOUNT OF FUNDS

         Investments         Working Capital
                             and Other (1)(2)         $ 7,976,906

         Main Street         Working Capital
                             and Other (1)            $ 0

         Finance             Working Capital
                             and Other (1)            $ 7,049,081

         (1) As used herein the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from, among other sources, banks and brokerage firm margin accounts, to operate such business in general. A portion of the funds reported herein was obtained from Bear Stearns & Co., Inc. as margin loans to acquire the Units, and the remainder was obtained from Working Capital.

         (2) The Units were purchased by HBK Securities Ltd., which has no beneficial ownership of such Units.

ITEM 4.  PURPOSE OF TRANSACTION.

         No material change.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Paragraphs (a)-(c) of Item 5 are hereby amended in their entirety to read as follows:

         (a)

         Reporting Persons

         Pursuant to an Investment Management Agreement with HBK Securities Ltd. and an Amended and Restated Management Agreement with Fund and Capital, the aggregate number of Units that Investments owns beneficially, pursuant to Rule 13d-3 of the Act, is 5,857,653, which constitutes approximately 11.2% of the outstanding Units.

         Main Street is not the beneficial owner of any Units.

         The aggregate number of Units that Finance owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,918,000, which constitutes approximately 5.6% of the outstanding Units.

         Controlling Persons

         Because of its position as the sole general partner of Investments, Partners II may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 5,857,653 Units, which constitutes approximately 11.2% of the outstanding Units.

         Each of (1) Fund, as sole general partner of each of Main Street and Finance, (2) Capital, as sole general partner of Fund, and (3) Partners I, as sole general partner of Capital, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,918,000 Units, which constitutes approximately 5.6% of the outstanding Units.

         Each of (1) Management, as sole general partner of Partners I and Partners II, and (2) the Managers, as controlling persons of Management, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 5,857,653 Units, which constitutes approximately 11.2% of the outstanding Units.

         To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any Units.

         (b)

         Reporting Persons

         Pursuant to an Investment Management Agreement with HBK Securities Ltd., and acting through its general partner, Partners II, Investments has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,939,653 Units. Pursuant to an Amended and Restated Management Agreement with Fund and Capital, and acting through its general partner, Partners II, Investments has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,918,000 Units.

         Main Street has no power to vote or to direct the vote or to dispose or to direct the disposition of any Units.

         Acting through its general partner, Fund, Finance has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 2,918,000 Units.

         Controlling Persons

         Acting through its general partner, Management, and in its capacity as the general partner of Investments, Partners II has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,939,653 Units and the shared power to vote or to direct the vote and to dispose or to direct the disposition of 2,918,000 Units.

         Acting through its general partner, Capital, and in its capacity as the general partner of each of Main Street and Finance, Fund has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 2,918,000 Units.

         Acting through its general partner, Partners I, and in its capacity as the general partner of Fund, Capital has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 2,918,000 Units.

         Acting through its general partner, Management, and in its capacity as the general partner of Capital, Partners I has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 2,918,000 Units.

         In its capacity as the general partner of Partners I and Partners
II, Management has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,857,653 Units.

         Managers

         In his capacity as a controlling person of Management, each of the Managers has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 5,857,653 Units.

         (c)

         During the past 60 days, the Item 2 Persons have purchased Units in over-the-counter transactions on NASDAQ, as follows:

                                     NUMBER OF UNITS             PRICE PER
                                      PURCHASED OR               UNIT
ITEM 2 PERSON      DATE                   SOLD

Investments (1)    10/07/97            100,000                   $ 3.27
Investments (1)    10/30/97              2,490                     3.18
Investments (1)    10/31/97              7,620                     3.18
Investments (1)    11/03/97              1,000                     3.20
Investments (1)    11/04/97              4,000                     3.23
Investments (1)    11/04/97                500                     3.25
Investments (1)    11/07/97             12,500                     3.25
Investments (1)    11/18/97             98,388                     3.21
Finance            11/18/97                 80                     3.21


(1) The Units were purchased by HBK Securities Ltd., which has no beneficial ownership of such Units pursuant to an Investment Management Agreement with Investments.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         No material change.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is hereby amended in its entirety to read as follows:

         Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED:     November 19, 1997



                                  HBK INVESTMENTS L.P.


                                  By: /s/ H. Michael Reese
                                         H. Michael Reese (1)



                                  HBK MAIN STREET INVESTMENTS L.P.


                                  By: /s/ H. Michael Reese
                                         H. Michael Reese (2)



                                  HBK FINANCE L.P.


                                  By: /s/ H. Michael Reese
                                         H. Michael Reese (3)


(1) An Authorization Certificate authorizing H. Michael Reese to act on behalf of HBK Investments L.P. previously has been filed with the Securities and Exchange Commission.

(2) An Authorization Certificate authorizing H. Michael Reese to act on behalf of HBK Main Street Investments L.P. previously has been filed with the Securities and Exchange Commission.

(3) An Authorization Certificate authorizing H. Michael Reese to act on behalf of HBK Finance L.P. previously has been filed with the Securities and Exchange Commission.